UNIVERSAL FOG, INC.
1808 South 1st Avenue
Phoenix, Arizona  85003

February 19, 2008

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D. C. 20549-7010

ATTN:        Pamela A. Long
Assistant Director

Re:               Universal Fog, Inc.
Preliminary Information Statement on Schedule 14C
Filed October 23, 2007
Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006 and Subsequent Exchange Act Reports
File No. 0-51060

Ladies and Gentlemen:

Thank you for your comment letter dated November 21, 2007 (the “Comment Letter”), with respect to the above-captioned Preliminary Information Statement on Schedule 14C, Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006 (the “Form 10-KSB”) and subsequent Exchange Act reports.  We have filed our amended Preliminary Information Statement on Schedule 14C/A, Form 10-KSB/A and subsequent Exchange Act reports of Universal Fog, Inc., a Delaware corporation (the “Company”), which incorporates our responses to your comments, and this letter sets forth each of our responses in outline form below.

For your information, we have filed our revised Preliminary Information Statement on Schedule 14C/A, Form 10-KSB/A and subsequent Exchange Act reports on the EDGAR system, and have also provided clean and marked copies to the Staff by overnight courier.

Pre14C

General

1.
It appears that the amendment to UFOG’s certificate of incorporation to effect the reverse stock split involve (i) the share exchange agreement in which UFOG will acquire 100% of the issued and outstanding share capital of China Health Industries Holdings Limited from Sun Xin in exchange for the issuance by UFOG of 60 million shares of its common stock, and (ii) the sale of assets to Universal Fog Systems.  Revise the filing to include the information required by Items 11, 13, and 14 of Schedule 14A.  See Item 1 of Schedule 14C. See also note A to Schedule 14A.

Response 1:	We have amended our Schedule 14C filing to include the information required by Items 11, 13 and 14 of Schedule 14 A, as requested.

2.	Please note that in providing information pursuant to the comment above, please take into account our comments below on your disclosures in Forms 8-K that relate to these transactions.

Response 2:	We have taken into account all the changes made in our Form 8-K/A in response to your comments below in providing the information requested in comment 1 above.

Tax Impact of the Reverse Split

3.
Delete the word “generally” in the second paragraph because the word “generally” may imply that UFOG has not disclosed all material federal income tax consequences of the reverse split and that stockholders cannot rely on the disclosure.

Response 3:	The word “generally” has been deleted from the second paragraph of the section entitled “Tax Impact of the Reverse Split.”

Change in Accountants

4.
Once your reverse split becomes effective, please file a Form 8-K Item 4.01 to disclose that Turner, Stone & Company, L.L.P. are no longer the independent registered public accounting firm of the registrant.  Refer to Item 4.01 of Form 8-K.

Response 4	Turner, Stone & Company, L.L.P. will continue to be the independent registered public accounting firm of the registrant after the reverse split becomes effective.

8-K dated June 26, 2007 and filed September 14, 2007

Pro Forma Financial Statements

5.
We note in Note 5 on page F-23 that, China Health Industries Holdings Limited entered into a share purchase agreement with Harbin Humankind Biology Technology Co., Limited on August 20, 2007. Please revise your filing to provide pro forma financial information for the appropriate periods pursuant to Item 310(d) of Regulation S-B.

Response 5:
Our Form 8-K/A contains pro forma financial information for China Health Industries Holdings Limited and Subsidiary and Harbin Humankind Biology Technology Co., Ltd. for the year ended June 30, 2007, pursuant to Item 310(d) of Regulation S-B.

6.
We note that your Board of Directors approved the share exchange agreement between Universal Fog and China Health Industries Holdings Limited on October 19, 2007. Please revise your filing to provide pro forma financial information for the appropriate periods pursuant to Item 310(d) of Regulation S-B.

Response 6:	Pursuant to your request, we have revised our Form 8-K/A to include pro forma financial information for Universal Fog, Inc. and China Health Industries Holdings Limited for the appropriate periods.

The Agreements

7.	Please expand your disclosures to include the purchase price and other relevant terms of the asset purchase and sale agreement between the Company and Universal Fog Systems.

Response 7:	Disclosure regarding the asset purchase and sale agreements between the Company and Universal Fog Systems has been expanded to include the purchase price and other relevant terms of the agreements.

Organizational Charts

8.
The “after closing” chart that you provide does not appear to account for the transactions contemplated by the Share Exchange Agreement.  Please revise so that investors will not be confused about the structure of the company after all of the transactions are complete.

Response 8:	The “after closing” organizational chart was revised to clarify the structure of the company after all of the transactions are complete.

Description of the Business of Harbin Humankind

9.
The discussion of Harbin Humankind’s business should be significantly more detailed.  Please see Item 101 of Regulation S-B for the items that should be discussed.  More specifically, and without limitation, you should discuss in reasonable detail the types of products you make and sell, not merely the nature of the products (‘health food and healthcare’).  In addition, you should substantially elaborate upon the items that you give in bullet point format to provide more context for investors and to explain how the items affect your business.  We may have additional comments upon review of your revised disclosure.

Response 9:
The discussion of Harbin Humankind’s business has been significantly enhanced to include more detail on the products sold by the company, as well as to elaborate more fully on how the items given in bullet point format will affect our business.

Company Overview

10.
Disclosure states that one of Harbin Humankind’s products planned for production is the RunChao Soft Capsule.  Clarify the RunChao Soft Capsule’s status.  For example, disclose whether the RunChao Soft Capsule is in the planning stage, whether prototypes exist, the degree to which product design has progressed, or whether further engineering is necessary.  See Item 101(b)(3) of Regulation S-B.

Response 10:	Our disclosure regarding the RunChao Soft Capsule has been revised to clarify that the RunChao Soft Capsule is currently in production.

What We Do

11.	The diagram on page 8 does not provide investors with meaningful information. Please provide disclosure that explains the diagram and helps understand why this is significant.

Response 11:	The diagram on page 8 was deleted as we felt that it did not provide investors with meaningful information.

Where We Will Do It

12.
Disclosure states that Harbin Humankind occupies 3,000 square meters of real estate and uses it as its main manufacturing facility. Clarify whether the real estate is owned or leased. If leased, state the lease’s principal provisions, including duration, and advise what consideration you have given to filing the lease as an exhibit.  See Item 601(b)(10) of Regulation S-B.  We note the disclosure under “Land Use Right” in note 4 to Harbin Humankind’s financial statements filed as exhibit 99.1.

Response 12:
We have incorporated the disclosure provided under “Land Use Right” in Note 4 to Harbin Humankind’s financial statements into the section entitled “Where We Will Do it” in order to clarify that the land is owned by the State in the PRC and that company purchased a right to use the land for 50 years.

Existing Equipment in Heilongjiang Province

13.
Disclosure states that Harbin Humankind is building a GMP production line for medicine. Specify Harbin Humankind’s known or anticipated schedule for completion of the production line.  Also explain here and elsewhere what the abbreviation “GMP” means.  For example, refers to pages 10 and 18.

Response 13:
The text has been revised to indicate that Harbin Humankind’s production line for traditional Chinese medicines passed the GMP Product line test by the end of 2006.  We have also provided an explanation of the abbreviation “GMP,” which stands for good manufacturing practice, in the subsection “Our Business Plan” under the “What We Do” section of our filing.

Forward-Looking Statements

14.
Disclosure states that Harbin Humankind has not reviewed or included data from all sources and cannot assure the accuracy or completeness of the data included in the 8-K. Revise to remove the implication that you are disclaiming responsibility for information that you have chosen to include in the 8-K.

Response 14:
We removed the last three sentences of the second paragraph under our “Forward-Looking Statements” section sot that there would be no implication that we are disclaiming responsibility for the information that we have chosen to include in our Form 8-K filing.

Year Ended June 30, 2007 Compared to the Year Ended June 30, 2006

15.	Please expand your discussion of results of operation to explain in more detail the reasons for fluctuations in your line items year over year. Specifically, we note the following:

•
You disclose revenue decreased year over year due to a decrease in customer business.  Expand your discussion to explain to your readers why you had a decrease in customer business.  In your disclosure, consider comparing the number of customers in fiscal 2007 compared to fiscal 2006 or discuss any decreases in sales to major customers.

•
Although you disclose that cost of sales decreased from a dollar amount perspective, cost of sales as a percentage of sales increased from 65.3% in fiscal 2006 to 107.6% in fiscal 2007.  Please disclose why your cost of sales increased significantly year over year as a percentage of revenue as well as why cost of sales are greater than revenue in fiscal year 2007.

•
Your general and administrative expenses increased 103.9% although your revenue decreased 109.4% from fiscal 2006 to fiscal 2007.  Please explain the material fluctuations in your general and administrative expenses.  For example, explain why you did not have any depreciation expenses in fiscal 2006 although you did have repair and maintenance expenses in both years and we note in your cash flow statement that you had material fixed asset purchases in both years.  Further disclose the significant increase in consultant and professional fees.

These are illustrative examples and are not comprehensive.  Please refer to SEC Release 33-8350, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations and revise your discussion throughout to provide greater depth of analysis.

Response 15:
Our discussion of results of operations has been expanded to explain in more detail the reasons for fluctuations in our line items year over year, particularly with regard to the three bulleted items listed in your comment above.

Liquidity and Capital Resources

16.
Please revise your liquidity and capital resources disclosures to discuss the underlying reasons for the changes in the account balances that affected your cash flows for the year. Your disclosure should not merely be a recitation of financial statement balances. Refer to guidance presented in Part IV of SEC Release 33-8350.

Response 16:	As requested, we have revised our liquidity and capital resources disclosure to discuss the underlying reasons for the changes in the account balances that affected our cash flows for the year.

17.
In light of Harbin Humankind Biology Technology Co., Limited’s loss from operations and net loss of $106,762 and accumulated deficit of $166,715, for the fiscal year ended June 30, 2007, please enhance your disclosure regarding your liquidity.  Provide a comprehensive discussion of your liquidity given your recurring losses and explain how you have determined you will continue as a going concern.  Ensure you also disclose any known and anticipated trends, demands, commitments, events or uncertainties that are reasonably likely to materially increase or decrease liquidity.  In your revised disclosure, please incorporate your risk factor on page 17 of your Form 8-K, such that you will need approximately $5 million to implement your business plan and meet your capital expenditure needs over the next three years. Please disclose how much operating capital you anticipate is necessary over the next 12 months.

Response 17:
The “Liquidity and Capital Resources” section has been enhanced to provide a more comprehensive discussion of our liquidity given our recurring losses and to explain that we may not be able to continue as a going concern if we are unable to secure additional working capital as needed.  In addition, the section now discloses how much operating capital we anticipate is necessary over the next 12 months.

Cautionary Factors That May Affect Future Results

18.
Your risk factors section should disclose all risks that you believe are material at this time. Therefore, please remove the statements below or amend them so that they do not suggest that your face current, known material risks that you have not discussed.

•
“Listed below are some important factors that could cause actual results to differ from expected or historic results.  One should understand that is not possible to predict or identify all such factors.  Consequently, the reader should not consider any such list to be a complete list of all potential risks or uncertainties.”

•	“There are numerous and varied risks, known and unknown, that may prevent the Registrant from achieving its goals. The risks described below are not the only ones the Company will face.”

•
“There are numerous risks, known and unknown, that may prevent the Company from achieving its goals including, but not limited to, those described below.  Additional unknown risks may also impair the Company’s financial performance and business operations.”

Response 18:	The three statements noted in your comment have been removed from our risk factors section.

19.	Please include a risk factor that discusses your auditor’s going concern opinion and your ability to continue as a going concern.

Response 19:	Our risk factors section has been amended to include a risk factor disclosing our auditor’s going concern opinion and our ability to continue as a going concern.

The Company’s stock price may be volatile

20.
Disclosure states that sales of common stock, particularly following effectiveness of the resale registration statement required to be filed in connection with the private placement, may cause the common stock’s market price to be volatile.  Clarify to what private placement you are referring.  Similarly, revise the disclosure under “Offers or availability for sale of a substantial number of shares of the Company’s common stock may cause the price of the Company’s common stock to decline” on page 22.

Response 20:
The references to sales of the common stock (particularly following effectiveness of the resale registration statement required to be filed in connection with the Private Placement) and to “Additional shares of common stock will be freely tradable upon the earlier of: (i) effectiveness of the registration statement…” in the risk factors mentioned in your comment above were included in error in our original Form 8-K filing and have been deleted.

There is currently no liquid trading market for the Company’s common stock and the Company cannot ensure that one will ever develop or be sustained

21.	Disclosure states that the company currently does not satisfy the initial listing standards. Clarify the initial listing standards to which you refer.

Response 21:	We removed the reference to listing standards from the risk factor.

The Company’s common stock may be deemed a “penny stock,” which would make it more difficult for investors to sell their shares

22.	Since UFOG is a penny stock issuer, revise the disclosure to reflect this fact.

Response 22:	Pursuant to your request, the disclosure was revised to indicate that the Company’s common stock is a “penny stock.”

Directors and Executive Officers

23.
If applicable, describe any family relationships among directors, executive officers, or persons nominated or chosen to become directors or executive officers. See Item 401(c) of Regulation S-B.  We note that Messrs. Xin Sun and Kai Sun have the same surname.

Response 23:	The “Directors and Executive Officers” section was revised to disclose that Sun, Kai is the brother of Sun, Xin.

Certain Relationships and Related Transactions

24.
We assume that the reference to Mr. Sun Xin rather than to Mr. Xin Sun as the Company’s former majority owner is inadvertent.  We note the disclosure under note 10 to Harbin Humankind’s financial statements filed as exhibit 99.1.

Response 24:	All references to Sun Xin or Xin Sun have been changed to Sun, Xin to reflect the way that names are traditionally stated in China–surname, given name.

Market Price and Dividends

25.
Disclosure states that, except for the special cash distribution, the Company does not intend to pay cash dividends to its stockholders. Please elaborate on all material terms this special cash distribution, including its amount.

Response 25:                                 The reference to a special cash distribution was a clerical error and has been deleted.

Exhibit 99.1

Note 4 – Significant Accounting Policies

26.
Please provide your foreign currency policy for Harbin Humankind Biology Technology Co., Ltd. similar to the disclosure provided on page F-21 for China Health Industries Holdings Limited. It is currently unclear to your readers what your functional currency and reporting currency are.

Response 26:                                 We have provided our foreign currency policy for Harbin Humankind Biology Technology Co., Ltd, as requested.

Major Customers

27.
In consideration of your customers disclosure on page 12 of your Form 8-K, please provide a disclosure in your footnotes to disclose information about major customers pursuant to paragraph 39 of SFAS 131.

Response 27:                                 A footnote disclosing information about our major customers has been added to the Notes to Financial Statements for Harbin Humankind Biology Technology Co., Ltd., pursuant to paragraph 39 of SFAS 131.

Note 11 – Owners’ Equity

28.
We note your disclosure in Note 10 on page F-12 that your borrowed $775,067 and $289,061 from Xin Sun in the fiscal years ended June 30, 2007 and June 30, 2006, respectively for a total of $1,064, 128. In consideration that the remaining balance due as of June 30, 2007 is $431,203, please explain to us how you determined the value of $1,318,922 that Xin Sun converted his loans into additional paid-in capital in December 2006.

Response 28:                                 A paragraph was added to Note 11 to explain how the value of $1,318,922 that Sun, Xin converted his loans into additional paid-in capital in December 2006 was determined.

Note 13 – Commitments and Contingencies

29.
Please expand your discussion of contingent liabilities to provide the disclosure required by SFAS 5. Clarify whether you believe it is probable, reasonably possible or remote that losses could be material from your exposure to litigation, potential environmental liabilities and other matters. If reasonably possible, we would expect more detailed and specific disclosures concerning specific contingencies, rather than generalized risk disclosures.

Response 29:                                 We have expanded the disclosure in our footnote on commitments and contingencies to provide more detailed information concerning specific contingencies, such as industry regulations and economic policies of the Chinese government.

10-KSB

Item 8A.  Controls and Procedures

30.	We are unable to locate the information required by Items 307 and 308 of Regulation S-B. Amend the 10-KSB to include the information.

Response 30:                                 Our 10-KSB has been amended to include the information on controls and procedures required by Items 307 and 308 of Regulation S-B.

Exhibit Index

31.	Include an exhibit index immediately before the exhibits as required by Rule 102(d) of Regulation S-T.

Response 31:                                 We added an exhibit index before the exhibits, as required by Rule 102(d) of Regulation S-T.

Signatures

32.
UFOG’s controller or principal accounting officer also must sign the annual report.  Further, any person who occupies more than one of the specified positions, for example, principal financial officer and controller or principal accounting officer, must specify each capacity in which he signs the Form 10-KSB.  See General Instruction C.2. of Form 10-KSB, and revise.

Response 32:                                 The signature page of our amended 10-KSB was revised to indicate that our CEO also occupies the position of Principal Accounting Officer and Director, and our Chairman also occupies the position of Chief Financial Officer, Treasurer and Director, in order to more clearly specify each capacity in which they are signing.

March 31, 2007 and June 30, 2007 10-QSBs

Item 3.  Controls and Procedures

33.
We note disclosures under paragraph (a) that UFOG’s officers evaluated the effectiveness of its controls and procedures “within 90 days prior to the filing date of this report” rather than as of the end of the period covered by the report as required by Item 307 of Regulation S-B.  Please confirm supplementally that they evaluated the effectiveness as of the end of the period, and confirm that your will make conforming changes in future filings.

Response 33:                                 Our officers have evaluated the effectiveness of our controls and procedures as of the end of the reported periods for our 10-QSBs for the quarters ended March 31, 2007 and June 30, 2007. In addition, we confirm that we will make conforming changes in future filings.

Written Statements of UFOG

In connection with responding to your comments UFOG hereby acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any further questions.  We would appreciate if you would advise us at your earliest convenience if any further changes may be necessary to our filings.

Sincerely,

/s/ Sun, Xin
Sun, Xin
Chairman, Chief Financial Officer
and Treasurer

cc:  Harold H. Martin, Esq.
(704) 605-7968

Enclosures